UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2020 (Report No. 3)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

RESULTS OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

On January 28, 2020, Safe-T Group Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”). The notice of the Meeting and proxy statement for the Meeting (the “Proxy Statement”) were filed by the Company with the Securities and Exchange Commission as Exhibit 99.1 to its Report on Form 6-K on January 2, 2020 and are incorporated herein by reference. The proposal set forth in the Proxy Statement to increase the Company’s authorized share capital, and to amend and restate the Company’s articles of association to reflect the same, was approved.

This report on Form 6-K is incorporated by reference into the registration statements Form S-8 (File No. 333-233510) and Form F-3 (File Nos. 333-233724, 333-235367, 333-235368 and 333-236030) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd. (Registrant)

By	/s/ Hagit Gal
Name:	Hagit Gal
Title:	Corporate Legal Counsel

Date: January 28, 2020

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